JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com
April 7, 2006
Via Messenger and edgar submission
Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Oil Fund, LP
Registration No. 333-124950
Dear Ms. Garnett:
     Attached is Pre-Effective Amendment No. 7 (the “Amendment”) to the above-captioned Registration Statement on Form S-1. The Amendment has been marked to show changes from Pre-Effective Amendment No. 6 to the above-captioned Registration Statement. In the Amendment, the United States Oil Fund, LP (the “Registrant”) has made changes in response to the Staff’s oral comments on Pre-Effective Amendment No. 6, has updated certain information, and has made certain other stylistic and formatting changes.
     The Registrant expects that once the Staff has confirmed that its comments have been appropriately addressed, it will grant the acceleration request filed simultaneously with this letter. If you have any questions or further comments regarding this Registration Statement please call the undersigned at (202) 383-0180 or Thomas Conner at (202) 383-0590.

Sincerely, James M. Cain

Ms. Karen J. Garnett
April 7, 2006

Enclosure

cc:	Owen Pinkerton, Attorney Advisor
Yolanda Crittenden, Staff Accountant
Jorge Bonilla, Senior Accountant
Nicholas D. Gerber
W. Thomas Conner